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                               HADDAN & ZEPFEL LLP
                       500 Newport Center Drive, Suite 580
                             Newport Beach, CA 92660
                                 (949) 706-6000
                                 (949) 706-6060
                                   (facsimile)
                          e-mail: rjz@haddanzepfel.com

                               September 29, 2009

                                                                        BY EDGAR
Melissa Kindelan
Securities and Exchange Commission
Station Place
100 F St., NE
Washington, D.C. 20549

         Re:    Franklin Wireless Corp.
                Form 8-K Filed September 16, 2009
                File 0011-14891

Dear Ms. Kindelan:

         Concurrently with the filing of this letter we are filing Amendment No. 1 to the Report on Form 8-K, dated July 27, 2009, of Franklin Wireless Corp. (the "Company"). Amendment No. 1 is responsive to your comment letter dated September 21, 2009.

         The third paragraph of paragraph (a) of Item 4.01 has been revised to clarify that there were no disagreements with the accountants during the past two fiscal years and until the date of the accountants' dismissal.

         Also, Exhibit 16.1 has been updated and re-signed.

         Finally, we are filing, as a separate correspondence file, a letter from the Company responsive to the penultimate paragraph of your letter.


                                    Very truly yours,

                                    /s/ ROBERT J. ZEPFEL
                                    --------------------
                                    Robert J. Zepfel